

14005731

PE 1/22/2014

NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 3-10-14

Yafit Cohn
Simpson Thacher & Bartlett LLP
yafit.cohn@stblaw.com

Re: SeaWorld Entertainment, Inc.
Incoming letter dated January 22, 2014

Dear Ms. Cohn:

This is in response to your letters dated January 22, 2014 and February 3, 2014 concerning the shareholder proposal submitted to SeaWorld by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 31, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Jared S. Goodman
PETA Foundation
jaredg@petaf.org

March 10, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SeaWorld Entertainment, Inc.
Incoming letter dated January 22, 2014

The proposal relates to coastal sanctuaries.

There appears to be some basis for your view that SeaWorld may exclude the proposal under rule 14a-8(b). We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if SeaWorld omits the proposal from its proxy materials in reliance on rule 14a-8(b).

Sincerely,

Raymond A. Be
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile (212) 455-2502

Direct Dial Number

(212) 455-3815

E-Mail Address

yafit.cohn@stblaw.com

VIA OVERNIGHT MAIL AND E-MAIL February 3, 2014

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are writing on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") in response to the January 31, 2014 letter of People for the Ethical Treatment of Animals (the "Proponent") regarding SeaWorld's no action request letter of January 22, 2014. In its letter of January 22, SeaWorld respectfully requested that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proponent's shareholder proposal and supporting statement (the "Proposal") from the proxy statement and form of proxy to be distributed by the Company in connection with its 2014 Annual Shareholder Meeting (collectively, the "Proxy Materials").

The Proponent takes the position that shareholder proponents need not comply with at least one of the eligibility requirements in Rule 14a-8(b)(1) where a company's initial public offering took place less than one year prior to the company's intended mailing and filing of its first proxy materials. This position, however, is unsupported by the plain text of the rule and is inconsistent with the Commission's guidance.

Rule 14a-8(b)(1) is unambiguous. It states: "In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting ***for at least one year by the date you submit the proposal***." (emphasis added). Rule 14a-8 does not provide any exceptions to this requirement. Nor has the Division of Corporation Finance, in any of its Staff Legal Bulletins regarding Rule 14a-8, referenced any exception to the one-year holding period requirement. (See, e.g., Staff Legal Bulletin No. 14F (October 18, 2011), at B.1. (reiterating the rule's eligibility requirements)).

The Commission, moreover, has affirmatively opined that the one-year holding period requirement applies even where shareholder proponents could not have met the requirement due to the company's recent initial public offering. In Meridian Interstate Bancorp, Inc. (June 17, 2008), for example, the *only* basis for omission under Rule 14a-8(b) that the company presented to the Commission was the proponent's failure to meet the one-year holding period requirement. The company's letter to the Commission requesting no action relief asserted:

> Given that the Company completed the initial public offering of its common stock on January 23, 2008 and the Proponent purchased the subject common stock of the Company on such date, the Proponent has not and, moreover, cannot meet the eligibility requirements set forth under Rule 14a-8(b) as he cannot demonstrate that he has continuously held at least $2,000 in market value of the Company's common stock for at least one (1) year by the date the Proposal was submitted. . . . On this basis alone, the Company believes it may properly exclude the Proposal from its 2008 Proxy Materials.

In concurring with the company's view, the Commission explicitly stated: "We note your representation that the proponent does not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)."

It is, therefore, evident that the Proponent's position has no basis in the rule or the Commission's guidance. The Proponent's position is an unprecedented expansion of Rule 14a-8(b)(1) beyond the plain reading of its text.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

Finally, if you have any questions or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,



Yafit Cohn

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Sara Britt, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PeTA FOUNDATION

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

January 31, 2014

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
shareholderproposals@sec.gov

Re: SeaWorld Entertainment, Inc., 2014 Annual Meeting Shareholder Proposal Submitted by People for the Ethical Treatment of Animals

Dear Sir or Madam:

I am writing on behalf of People for the Ethical Treatment of Animals (PETA) and pursuant to Rule 14a-8(k) in response to SeaWorld Entertainment, Inc.'s ("SeaWorld") request that the Staff of the Division of Corporation Finance ("Staff") of the Securities and Exchange Commission ("Commission") concur with its view that it may properly exclude PETA's shareholder resolution and supporting statement ("Proposal") from the proxy materials to be distributed by SeaWorld in connection with its 2014 annual meeting of shareholders (the "proxy materials"). PETA respectfully requests that SeaWorld's request for a no-action letter on the basis of Rule 14a-8(b)(1) be denied.

Rule 14a-8(b)(1) requires a proponent to have "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal. [The proponent] must continue to hold those securities through the date of the meeting." 17 C.F.R. 240.14a-8(b)(1). The purpose of this Rule is to prevent "abuse of the security holder proposal rule" by requiring "some measured economic stake or investment interest in the corporation." Amendments to Rule 14a-8 Under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, 48 Fed. Reg. 38218-01, 38219 (Aug. 23, 1983).

It is undisputed that PETA has continuously held at least $2,000 in market value of the requisite securities since April 19, 2013—its first day of trading on the New York Stock Exchange and the first the moment at which the public had an opportunity to invest in the company. It is further undisputed that PETA intends to hold these securities at least through the date of the annual meeting. PETA has therefore demonstrated the measured economic stake or investment interest in the corporation envisioned by Rule 14a-8. Nevertheless, SeaWorld intends to exclude the Proposal—and, indeed, any proposal submitted by any shareholder for inclusion in the proxy materials—by mailing the proxy materials and filing them with the SEC on April 17, 2014, making ownership for one year prior to submission a physical impossibility. SeaWorld has taken the protections from potential "abuse of the security holder proposal rule" *by shareholders* envisioned by Rule 14a-8 and turned it on its head.

While SeaWorld is correct that the Staff has permitted a company to exclude a shareholder proposal where the proponent has failed to comply with Rule 14a-8(b)(1), none of the instances cited by SeaWorld address these very circumstances of a proponent sufficiently demonstrating that it held stock of the requisite value continuously from the time of the company's initial public offering. The no-action letters cited by SeaWorld are distinguishable by crucial facts, as follows.

In *Meridian Interstate Bancorp, Inc.* (June 17, 2008), the Staff held only that it would not recommend enforcement action where the proponent did "not satisfy the minimum ownership requirement for the one-year period specified in rule 14a-8(b)." In *Meridian*, the proponent purchased shares the day it completed its initial public offering and held "200 shares directly of record" and "100 shares beneficially in [his] IRA." As for the shares held directly, "the historic and current market value ($9.36) of Meridian's stock" failed to total $2,000. To provide proof of the additional 100 shares held beneficially, the proponent submitted a letter from his broker stating only: "Please be advised that 100 shares of Meridian Interstate Bancorp are being held on behalf of Robert T. Williamson, Jr. in his IRA account with us." This letter failed to verify whether the proponent continuously held those 100 shares (or when they were obtained), as required by Rule 14a-8(b)(2)(i). Therefore, the Staff did not even have to reach the issue of whether the length of the proponent's ownership of the 200 shares for which he was the registered holder was sufficient.

Likewise, in *Seagate Tech.* (Aug. 11, 2003), the Staff held that Seagate may exclude the proposal where "the proponent did not own for one year 1% or $2,000 in market value of securities entitled to be voted at the meeting." The proponent submitted his proposal four months after the company's initial public offering with a letter stating that he owned 100 shares of Seagate. As Seagate wrote in its no-action request, "During the 60 days preceding . . . the date of submission of the Proposal, the highest selling price of the Company's shares was $12.35 . . . . Therefore the maximum market value of those shares during the 60 days preceding the submission of the Proposal was $1,235." The proponent therefore did not own the requisite $2,000 in market value of the company's securities and the Staff was not required to reach the issue of whether the one-year timeframe in Rule 14a-8(b) applies where a formerly-private company has been public for less than a year.

Transocean Inc. (March 7, 2003) involved no question of a newly-public company and the Staff simply permitted exclusion where the proponent's broker letter verified that he had only held his shares for 11 months prior to submitting his proposal. Finally, *ConocoPhillips* (March 24, 2003), and its progeny deal with a proponent acquiring shares of voting securities in connection with a plan of merger, which is absent in this case. *ConocoPhillips* also appears to be at odds with the Staff's decision in *ESCO Electronics Corp.* (Dec. 12, 1990), in which the Staff found that a proposal may not be omitted from the proxy materials of a spun-off company under the rule where a proponent held an equity interest in the assets which became that company prior to the spin-off. While there is no spin-off at issue here, we believe the apparent disharmony does merit consideration of whether the reasoning of ConocoPhillips applies outside of the merger context.

* * *

We believe it is an improper application of Rule 14a8(b)(1) for SeaWorld to preclude proposals submitted by all shareholders as of the initial public offering from inclusion in its first annual proxy statement and subsequent vote at the upcoming annual meeting. We respectfully request that the Staff decline to issue a no-action response and inform the company that it may not omit the Proposal from its proxy materials in reliance on Rule 14a-8(b).

If you require any additional information in reaching your decision, please contact me at your earliest convenience.

Thank you.

Very truly yours,



Jared S. Goodman

cc: Yafit Cohn, Simpson Thatcher & Bartlett LLP

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE: (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3815

E-MAIL ADDRESS
yafit.cohn@stblaw.com

VIA OVERNIGHT MAIL AND E-MAIL   January 22, 2014

Re: SeaWorld Entertainment, Inc. – Omission of Shareholder Proposal from Proxy Material Pursuant to Rule 14a-8

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

We are filing this letter on behalf of SeaWorld Entertainment, Inc. ("SeaWorld" or the "Company") with respect to the shareholder proposal and supporting statement (collectively, the "Proposal") submitted by People for the Ethical Treatment of Animals (the "Proponent") for inclusion in the proxy statement and form of proxy to be distributed by the Company in connection with its 2014 Annual Shareholder Meeting (collectively, the "Proxy Materials"). A copy of the Proposal and accompanying correspondence from the Proponent is attached as Exhibit A. For the reason stated below, we respectfully request that the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") not recommend any enforcement action against SeaWorld if SeaWorld omits the Proposal in its entirety from the Proxy Materials.

Pursuant to Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), we have:

1. filed this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive Proxy Materials with the Commission;

2. enclosed herewith six (6) paper copies of this letter and its attachments; and

3. simultaneously provided the Proponent with a copy of this submission.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that a stockholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to SeaWorld. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to the Company. In accordance with SLB 14D, this letter is also being submitted by e-mail to shareholderproposals@sec.gov.

The Proposal

The Proposal reads as follows:

"**Developing Coastal Sanctuaries for Orca Retirement**

RESOLVED that to advance the welfare of orcas kept at SeaWorld theme parks and to create a safe environment for trainers, shareholders urge the board to take steps toward developing coastal sanctuaries, where orcas can be rehabilitated and retired and the public can have the opportunity to observe them in a natural environment."

Basis for Exclusion: Rule 14a-8(b)(1)

The Company respectfully request the Staff's concurrence that the Company is permitted to exclude the Proposal on the basis that the Proponent has not met the eligibility requirement in Rule 14a-8(b)(1) of holding the Company's stock for at least one year by the date on which it has submitted its Proposal. We note that the Company believes there are a number of substantive grounds on which the Proposal may also be properly excluded from the Proxy Materials, but this letter does not address them as the Proponent's one-year holding period requirement has not been met.

Discussion of Basis for Exclusion

Pursuant to Rule 14a-8(b)(1), "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." The Proponent acquired its common stock of the Company on April 19, 2013, in connection with the Company's initial public offering of its common stock, and submitted its Proposal on January 8, 2014. Because the Proponent had not (and could not have) held shares in the Company for at least one year prior to the date on which it submitted the Proposal, it is ineligible to submit a stockholder proposal at this time.

The Company currently intends to mail the Proxy Materials to its stockholders and to file the Proxy Materials with the Commission on or about April 17, 2014. Accordingly, the deficiency in the Proponent's submission cannot be remedied in time for inclusion in the Proxy Materials.

Given that the Proponent's Rule 14a-8(b) holding period will not be satisfied until April 19, 2014, pursuant to Rule 14a-8(f), the Company was not required to notify the Proponent of the incurable deficiency of its submission. Nonetheless, as a courtesy, the Company advised the Proponent of the defect in its submission in a letter dated January 15, 2014 and provided the Proponent an opportunity to withdraw the Proposal. (A copy of the letter from the Company to the Proponent is attached as Exhibit B). The Proponent declined to withdraw the Proposal in a letter dated January 17, 2014. (A copy of the letter from the Proponent to the Company is attached as Exhibit C).

The Company believes that it may properly exclude the Proposal from its Proxy Materials on the basis of the Proponent's failure to meet the eligibility requirement under Rule 14a-8(b)(1) of holding the Company's common stock for at least one year. The Staff has taken the position on several occasions that a company may exclude a shareholder proposal where the proponent has failed to hold common stock for at least one year prior to the date of submission of its proposal. See, e.g., Meridian Interstate Bancorp, Inc. (June 17, 2008) (concurring that the proponent did not satisfy Rule 14a-8(b)'s one-year minimum ownership requirement, where the proponent purchased the company's common stock on the date of the company's initial public offering and submitted a shareholder proposal less than one year later); Seagate Technology (August 11, 2003) (agreeing that Seagate could properly exclude the shareholder proposal under Rule 14a-8(b), where the proponent submitted his proposal four months after the company's initial public offering); ConocoPhillips (March 24, 2003) (finding that ConocoPhillips could properly exclude the shareholder proposal under Rule 14a-8(b), since the proponents acquired shares of ConocoPhillips in connection with a plan of merger pursuant to which the company was formed, less than one year prior to proponents' submission); Transocean, Inc. (March 7, 2003) (finding basis for the company's exclusion of the shareholder proposal, where the proponent established that it held its shares for approximately eleven months by the time it submitted its proposal).

Conclusion

The Company believes that the Proposal may be omitted from its Proxy Materials in accordance with Rules 14a-8(b)(1) and 14a-8(f) because the Proponent has not satisfied the eligibility requirements of Rule 14a-8(b)(1).

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal is excluded from the Company's Proxy Materials for the reasons set forth above.

If the Staff disagrees with the Company's conclusions regarding omission of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak with you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response.

If you have any questions regarding this request, or need any additional information, please do not hesitate to contact the undersigned at (212) 455-3815 or Yafit.Cohn@stblaw.com.

Sincerely,



Yafit Cohn

Enclosures

cc: G. Anthony Taylor, SeaWorld Entertainment, Inc.
Carlos Clark, SeaWorld Entertainment, Inc.
Igor Fert, Simpson Thacher & Bartlett LLP
Sara Britt, PETA Corporate Affairs
Jared S. Goodman, PETA Foundation

Exhibit A

Copy of the Proposal and Accompanying Correspondence



PEOPLE FOR
THE ETHICAL
TREATMENT
OF ANIMALS

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

Info@peta.org
PETA.org

January 8, 2014

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

VIA UPS NEXT DAY AIR SAVER

Dear Mr. Taylor:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2014 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 80 shares of SeaWorld Entertainment, Inc. common stock, which was acquired on April 19, 2013. PETA has held at least $2,000 worth of common stock continuously since April 19, 2013 and intends to hold at least this amount through and including the date of the 2014 shareholders meeting.

Please communicate with PETA's authorized representative Jared S. Goodman if you need any further information. Mr. Goodman can be reached at Jared S. Goodman, PETA Foundation, 1536 16th St. NW, Washington, DC 20036, by telephone at (202) 540-2204, or by e-mail at JaredG@PetaF.org. If SeaWorld Entertainment, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise Mr. Goodman within 14 days of your receipt of this proposal.

Sincerely,

Sara Britt, Coordinator
PETA Corporate Affairs

Enclosures: 2014 Shareholder Resolution
Morgan Stanley Smith Barney letter

Affiliates
- PETA India
- PETA Australia
- PETA Germany
- PETA Asia-Pacific
- PETA Netherlands
- PETA Foundation (U.K.)

Wealth Management
1650 Tysons Boulevard
Suite 1000
McLean, VA 22102
tel 703 556 8100
fax 703 356 6492
toll free 800 336 0156

Morgan Stanley

January 8, 2014

G. Anthony Taylor
Corporate Secretary
SeaWorld Entertainment, Inc.
9205 South Park Center Loop, Suite 400
Orlando, Florida 32819

Re: Verification of Shareholder Ownership Interest in SeaWorld Entertainment, Inc.

Dear Secretary:

This letter verifies that People for the Ethical Treatment of Animals is the beneficial owner of 80 shares of SeaWorld Entertainment, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value since April 19, 2013, the first day said stock was made available to the public for purchase.

Should you have any questions or require additional information, please contact me at 703-394-1997.

Sincerely,



Timothy E. Keena
First Vice President
Morgan Stanley

Developing Coastal Sanctuaries for Orca Retirement

RESOLVED that to advance the welfare of orcas kept at SeaWorld theme parks and to create a safe environment for trainers, shareholders urge the board to take steps toward developing coastal sanctuaries, where orcas can be rehabilitated and retired and the public can have the opportunity to observe them in a natural environment.

Supporting Statement
Captivity is physically and psychologically devastating to the orcas who are confined to tanks at SeaWorld. The current enclosures do not meet the complex needs of these intelligent, highly social, long-lived, and large-bodied animals. Orcas are far-ranging animals who, in nature, travel as many as 100 miles per day, swim at high speeds, and dive to great depths. SeaWorld's enclosures prevent the orcas from engaging in this natural behavior. Family groups are not preserved, and natural grouping that is integral to orca well-being is impossible in such limited spaces. Many orcas at SeaWorld exhibit stereotypical behavior indicative of psychological distress as well as physical signs of poor health, such as collapsed dorsal fins, excessive aggression, and fractured and broken teeth from biting the steel gates and concrete walls of the tanks. Orcas in the wild have an average life expectancy of 30 to 50 years and can live past 100. The average life span of an orca at SeaWorld is 13.

SeaWorld's current husbandry, training, and performance practices put humans at risk of injury and death because they require trainers not only to work in close proximity to the orcas but also to have physical contact with them. SeaWorld's corporate incident log contains reports of more than 100 incidents of orca aggression at its parks. Such incidents have occurred regularly over decades, resulting in many injuries to humans and causing two trainer deaths.

Coastal sanctuaries in a natural habitat, in the form of sea pens or netted-off bays or coves, offer an excellent opportunity to improve captive-orca welfare and eliminate human safety risks. Orcas released into such sanctuaries would have space to swim and explore in a dynamic, stimulating environment. They would have the opportunity to hunt for their own food and interact with other sea life—including, potentially, wild orcas—through the barrier of the pen. Family groups would be preserved, and incompatible animals would not be forced to interact. Trainers would remain at a safe distance at all times but would be able to monitor the orcas and provide them with food and veterinary care if necessary.

Coastal sanctuaries could also have educational value for the public. Visitor or "whale watching" centers could be constructed near the sanctuaries, with opportunities for remote viewing of the orcas, educational tours focused on teaching people about orcas and their habitats, and cafés and gift shops.

SeaWorld has received unrelenting negative publicity as a result of its inadequate conditions for orcas. Our company has an invaluable opportunity to improve the well-being of its orcas and its employees and to mend its public image by making this progressive change and eliminating orca enclosures at its theme parks. We urge shareholders to support this ethically and economically responsible resolution.

<u>Exhibit B</u>

Copy of January 15, 2014 Letter from the Company to the Proponent

SEAWORLD ENTERTAINMENT

VIA OVERNIGHT MAIL AND E-MAIL

January 15, 2014

Ms. Sara Britt
PETA Corporate Affairs
2154 W. Sunset Blvd.
Los Angeles, CA 90026

Re: Stockholder Proposal

Dear Ms. Britt:

This letter is in response to a stockholder proposal that you submitted on January 8, 2014 on behalf of People for the Ethical Treatment of Animals ("PETA") to be included in the 2014 proxy statement of SeaWorld Entertainment, Inc. (the "Company").

Rule 14a-8(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." Your letter indicates that PETA acquired its shares in the Company on April 19, 2013. Because PETA has held shares in the Company for less than one year prior to its January 8, 2014 submission date, it is ineligible to submit a stockholder proposal at this time. Therefore, the Company intends to exclude PETA's proposal from the 2014 proxy statement and to make a related submission to the Securities and Exchange Commission (the "Commission") as provided under Rule 14a-8 under the Exchange Act. We also note that there are other substantive bases for PETA's proposal to be excluded under Rule 14a-8, but the Company does not need to address them in this letter as PETA's one-year holding period requirement has not been met.

The deficiency in your submission cannot be remedied in time for the 2014 proxy statement. Therefore, pursuant to Rule 14a-8(f) under the Exchange Act, the Company is not required to notify PETA of the deficiency. Nevertheless, as a courtesy, the Company wanted to give you an opportunity to withdraw your submission promptly and thereby preserve the time and resources of both the Company and the Commission.

Please rest assured that the Company remains committed to world-class standards of animal care and welfare, which have earned our parks recognition as global leaders in the zoological community.

Sincerely,



G. Anthony (Tony) Taylor
Chief Legal and Corporate Affairs Officer,
General Counsel and Corporate Secretary

cc: Jared S. Goodman (PETA Foundation)

9205 SouthPark Center Loop | Suite 400 | Orlando, FL 32819

Exhibit C

Copy of January 17, 2014 Letter from the Proponent to the Company

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

PETA FOUNDATION

Jared S. Goodman
Director of Animal Law
(202) 540-2204
JaredG@petaf.org

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS FOUNDATION

Washington, D.C.
1536 16th St. N.W.
Washington, DC 20036
202-483-PETA

Los Angeles
2154 W. Sunset Blvd.
Los Angeles, CA 90026
323-644-PETA

Norfolk
501 Front St.
Norfolk, VA 23510
757-622-PETA

Oakland
554 Grand Ave.
Oakland, CA 94610
510-763-PETA

January 17, 2014

VIA E-MAIL

G. Anthony Taylor
Chief Legal and Corporate Affairs Officer,
General Counsel and Corporate Secretary
SeaWorld Entertainment, Inc.
9205 SouthPark Center Loop, Ste. 400
Orlando, FL 32819

Dear Mr. Taylor:

I am in receipt of your letter of January 15, 2014, in which you state that SeaWorld Entertainment, Inc. ("SeaWorld") intends to exclude PETA's stockholder proposal from SeaWorld's 2014 proxy statement pursuant to Rule 14a8(b)(1) of the Securities Exchange Act of 1934 and seeks withdrawal of the proposal.

We respectfully decline to withdraw the proposal at this time. PETA purchased SeaWorld stock on April 19, 2013—its first day of trading on the New York Stock Exchange. We believe it is an improper application of Rule 14a8(b)(1) to preclude proposals submitted by all shareholders as of the earliest time possible from inclusion in SeaWorld's first annual proxy statement and subsequent vote at the company's first annual meeting.

Thank you.

Very truly yours,



Jared S. Goodman

PETA FOUNDATION IS AN OPERATING NAME OF FOUNDATION TO SUPPORT ANIMAL PROTECTION.

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